1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F  ☑          Form 40-F  ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes  ☐                     No  ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 10, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC July 2007 Sales Report
Hsinchu, Taiwan, R.O.C. — August 10, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for July 2007: on an unconsolidated basis, sales were NT$28,766 million, an increase of 13.9 percent over June 2007 and an increase of 4.3 percent over July 2006. Revenues for January through July 2007 totaled NT$164,964 million, a decrease of 11.4 percent compared to the same period in 2006.
On a consolidated basis, net sales for July 2007 were NT$ 29,483 million, an increase of 12.9 percent over June 2007 and an increase of 5.5 percent from July 2006; revenues for January through July 2007 totaled NT$169,298 million, a decrease of 9.9 percent compared to the same period in 2006.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2007*	2006	Increase (Decrease) %
July	28,766	27,567	4.3
January through July	164,964	186,087	(11.4)

*	Year 2007 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2007*	2006	Increase (Decrease) %
July	29,483	27,959	5.5
January through July	169,298	187,927	(9.9)

*	Year 2007 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Technical Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
August 10, 2007
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3)	endorsements and guarantees, and 4) financial derivative transactions for the period of July 2007.
1) Sales volume (in NT$ thousand)

Period	Items	2007	2006
July	Net sales	28,765,630	27,566,707
Jan.-July	Net sales	164,964,150	186,087,397
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	July	Bal. as of period end
TSMC	105,725,124	—	—
TSMC’s subsidiaries	32,410,290	—	—

*	The deviation was due to the fluctuation in currency exchange rate.
3)	Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	July	Bal. as of period end
TSMC	132,156,405	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—

*	The deviation was due to the fluctuation in currency exchange rate.
4)	Financial derivative transactions (in NT$ thousand) TSMC Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
				Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	2,261,021	28,897,230	—	—
	Mark to Market Profit/Loss	(35,679)	(47,669)	—	—
Expired Contracts	Notional Amount	13,909,702	126,586,323	1,310,840	1,310,840
	Realized Profit/Loss	(21,383)	(604,394)	—	—
TSMC’s subsidiaries Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
				Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	15,545		—	—
	Mark to Market Profit/Loss	216	—	—	—
Expired	Notional Amount	148,140	—	—	—
Contracts	Realized Profit/Loss	(737)	—	—	—